FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____                 No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 2, 2007
2.	Press release dated October 3, 2007
3.	Press release dated October 3, 2007
4.	Press release dated October 4, 2007
5.	Press release dated October 10, 2007
6.	Press release dated October 15, 2007
7.	Press release dated October 31, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 31, 2007

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

02 October 2007

ARM Announces RealView Profiler for Embedded Software Analysis

Unique tool that enables fast and non-intrusive software analysis with no time limit on the length of the analysis run

CAMBRIDGE, UK – Oct. 2, 2007– ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced at the ARM® Developers’ Conference, Santa Clara, Calif., the launch of the RealView® Profiler, a unique tool specifically designed to enable non-intrusive analysis of software performance and code coverage of real system workloads running over minutes, hours or days. Using the tool, developers can typically improve the performance of their application by more than 20 percent, while at the same time enabling reduction of the ROM size requirements by a similar amount. The RealView Profiler also includes comprehensive analysis of both statement and branch code coverage, enabling software testing to achieve and demonstrate 100 percent code coverage to ensure the highest levels of software validation.

The RealView Profiler is designed to complement ARM’s industry-leading Compilation technology and will drive ARM processor-based devices to new performance levels. Based on the comprehensive ARM debug and trace infrastructure, the RealView Profiler delivers unrivalled insight into the performance of embedded device software. The RealView Profiler supports performance analysis from the early stages right until the end of the design cycle and, therefore, greatly reduces software development project risks. To enable this, the ARM RealView Profiler supports both hardware profiling, via the new RealView Trace 2 capture unit, and virtual platform profiling, via the ultra-fast RealView Real-Time System Models.

“The consumer electronics market requires increasingly complex applications delivering rich media content, making embedded software performance and quality an absolute imperative,” said John Cornish, vice president, Marketing, System Design Division, ARM. “The RealView Profiler supports non-intrusive analysis of software performance and code coverage of real system workloads, and provides critical insights and hot spot information. This enables developers to quickly optimize their code for both performance and code coverage and makes it the ideal product to test and measure production level embedded software”.

“Our customers want to make the most of our ARM Powered® Wireless CPU® and expect optimal real-time responsiveness and high computing performance,” said Stéphane Baixas, director of Software department at WAVECOM SA. “The RealView Profiler will help us to identify bottlenecks in our code and improve the performance of our Open AT® OS. In addition, thanks to the code coverage feature, we will be able to broaden our test capabilities to ensure the quality and reliability of our solutions.”

The RealView Profiler is a plug-in to the industry-leading Eclipse™ Integrated Development Environment and in this environment provides a graphical user interface that is designed for ease of use with a familiar look and feel. This significantly increases productivity in the normally challenging optimization phase.

Technical information
The RealView Profiler can be used alongside RealView Development Suite and the GNU tools to provide performance and code-path coverage information. The RealView Profiler provides its information for both the executed machine instructions and the original source code. This is essential for the success of the widely-used practice of incorporating third-party software into the end product; without this a thorough impact analysis is exceedingly difficult.

The RealView Profiler offers unrivalled insight into the performance and behaviour of ARM processor-based devices, providing detailed information on CPU interlocks, unexpected instruction delays, code efficiency and low-level instructions views mapped back to software developer’s source code annotated with performance information. This enables software developers to take full advantage of ARM processor-based devices in the shortest possible time.

The RealView Profiler provides hardware profiling in combination with the new RealView Trace 2 unit using a unique streaming profiling technique. This enables continuous profiling for long periods of time at frequencies up to 250 MHz. This first release of the RealView Profiler will support the ARM926EJ-S™, ARM1136JF-S™, ARM1176JZF-S™ and Cortex™-R4 processors, with more to be added in the next months. The RealView Trace 2 unit also supports classic 32-bit data and instruction trace at up to 400 MHz to enable advanced trace and debug using the ARM RealView Development Suite.

The RealView Profiler also provides profiling without the need for actual hardware by including four RealView Real-Time System Models of the ARM926EJ-S, ARM1136JF-S, ARM1176JZF-S and Cortex-A8 processors. These models can execute at more than 200 MHz running on a standard PC platform and can be deployed across development teams at low cost.

More information on the RealView Profiler is available at

http://www.arm.com/RealView/Profile

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered and RealView are registered trademarks of ARM Limited. CoreSight, ARM926EJ-S, ARM1136JF-S, ARM1176JZF-S and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

CONTACT DETAILS:
ARM PRESS OFFICE:	+44 208 846 0797

Haran Ramachandran Text 100 +44 20 8846 0727 haranr@text100.co.uk	Michelle Spencer ARM +44 1628 427 780 michelle.spencer@arm.com

Item 2

03 October 2007

Industry Leaders to Collaborate on Linux Mobile Computing Platform

CAMBRIDGE, UK, - Oct. 3, 2007 - To address the rise in consumer demand for access to the Internet and advanced applications on larger display mobile devices, ARM [(LSE: ARM); (Nasdaq: ARMHY)] and six companies today announced a collaboration that will result in the development of a Linux-based open source platform for next-generation mobile applications.  The collaboration, announced at the fourth annual ARM® Developers’ Conference being held this week in Santa Clara, California, builds on the ARM architecture and its rich ecosystem of Partners to deliver a standards-base platform based on Linux. This group of companies are all working to accelerate the enablement of truly always on, connected mobile computing (CMC) devices.

The new platform will be released into the open source community and will be naturally adopted by ARM’s large ecosystem of software and silicon vendors, including Marvell, MontaVista, Movial, Mozilla, Samsung, and Texas Instruments.

This effort between ARM and its Partners focuses on the development of an open source platform based on Linux, Gnome Mobile and Mozilla Firefox that runs on ARM Partners’ advanced systems on chip (SoCs).  The collaboration strengthens ARM’s well-established OS and browser ecosystem, while leveraging the ability of ARM Partners to quickly bring products and technologies with compelling graphics, video, multimedia and internet capabilities to consumers.

Time-to-market is critical, competition is fierce and consumers’ expectation for an always on Internet experience on mobile devices continues to increase.  This group addresses the technology challenges and time-to-market requirements that are essential in the development of differentiated Connected Mobile Computing (CMC) devices including but not limited to battery life, software integration and Web browsing capabilities.

“Today’s consumers are very knowledgeable about technology, want to be connected to the Internet and access multimedia content and applications anywhere, at anytime, yet they do not want to be restricted by short battery life and inadequate features that will limit their experiences,” said Mike Inglis, executive vice president, Sales and Marketing, ARM. “By stepping up the collaboration among key stakeholders in the mobile market, we will be able to jointly deliver the devices and applications with the cutting-edge innovation consumers have come to expect.”

“The market for ultra mobile devices is expected to grow at over a 20 percent compounded annual growth rate (CAGR) through the next decade driven by new communications standards, content rich data provided over the Internet, new usage models, and new business models,” commented Jim McGregor, research director, Enabling Technologies Group, In-Stat.  “A critical component of success in this market will be building on industry standards that promote innovation in silicon, systems, and most importantly, software solutions.  Through open standards and growing industry support, Linux naturally promotes such innovation.”

ARM will demonstrate multiple Partners’ reference boards running the Linux Mobile Computing Platform in the Mobile Computing Pavilion (booth 701) at the ARM Developers’ Conference.  ARM and its Partners plan to release a full platform in early 2008 and bring devices to the market in early 2009. The platform is subject to open source licensing terms and the collaboration is expected to deliver additional projects over time.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

-ENDS –

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

CONTACT DETAILS:
ARM PRESS OFFICE:	+44 208 996 4141

Michelle Spencer ARM +44 1628 427780 michelle.spencer@arm.com	Nandita Geerdink Text 100 1 415 593 8457 nanditag@text100.com

SUPPORTING PARTNER QUOTES

“Marvell is a longtime ARM Partner, committed to enabling the ARM instruction set architecture for high-end, portable Linux-based devices,” said Sam Arditi, senior vice president and general manager, Cellular and Handheld Business Group, Marvell. “Marvell’s architecture license of the ARMv5, v6 and v7 instruction sets has allowed us to deliver hundreds of millions of custom microprocessors to our customers that can be found in a vast variety of products including storage devices, WLAN, smartphones, and other communications/networking devices.”

“Millions of ARM and MontaVista technology-based mobile devices are in use around the world every day, showing that ARM is with us at the forefront of advances in connected mobile devices,” said Jim Ready, CTO and founder of MontaVista Software, Inc. “We are excited to apply what we have learned from deploying our commercial-quality, field-proven MontaVista Mobilinux 5.0 operating system—which supports ARM processors—to help the formation of the Linux Mobile Computing Platform.”

“We are pleased that ARM is building on our open technology to deliver the complete Web experience on new types of devices,” said Mike Shaver, chief evangelist, Mozilla. “Making an open source, standards-based platform available for mobile devices will spur innovation and enhance access to the Internet for millions of people.”

“Movial is delighted to support ARM’s significant push to improve the mobile Internet experience through the development of a standards-based open source platform for next-generation mobile applications,” said Tomi Rauste, president, Movial Creative Technologies Inc. “Device manufacturers now have a highly-maintainable software platform with which they can easily create new products, speeding time-to-market and the ability to deliver on consumer expectations.”

“Samsung intends to offer the industry’s most advanced mobile platform devices to enable a truly mobile internet experience with seamless connectivity to life-enhancing services for consumers,” said Yiwan Wong, VP of Marketing, System LSI Division, Semiconductor Business, Samsung Electronics. “An important step in the creation of this mobile platform is to make common software frameworks available that  facilitate third-party software developers to deliver value-added applications for future mobile computing devices.  Samsung is, therefore, excited about, and supportive of, the development of the Linux Mobile Computing Platform.

“The emergence of a new class of web-centric mobile devices is inevitable.  With the OMAP3430 processor, we support solutions with PC-like performance coupled with low-power multimedia engines and the connectivity capabilities of a Smartphone,” said Avner Goren, Texas Instruments.  “The Linux Mobile Computing Platform provides a software framework that is easily leveraged by both device manufacturers and our rich ecosystem of application developers.  Our support of this partnership will help to bring these new devices to the market more quickly and accelerate the creation of exciting new applications and services.”

Item 3

03 October 2007

ARM Unveils Cortex-A9 Processors For Scalable Performance and Low-Power Designs

First fully synthesizable single and multicore processors capable of delivering more than 8000 aggregate DMIPS of performance and mobile-level power efficiency to a wide range of applications

CAMBRIDGE, UK – Oct. 3, 2007 - ARM [(LSE: ARM); (Nasdaq: ARMHY)] today launched its new Cortex™-A9 processors at the fourth annual ARM® Developers’ Conference, in Santa Clara, California. The ARM Cortex-A9 MPCore™ multicore processor and ARM Cortex-A9 single core processor deliver unprecedented performance within tight power constraints for innovative devices that deliver superior overall functionality, such as smartphones, connected mobile computers, consumer electronics, automotive infotainment, networking and other embedded and enterprise devices.

ARM also announced today that several Partners have already selected the Cortex-A9 processors, including NEC Electronics, NVIDIA, Samsung, STMicroelectronics and Texas Instruments.

The new Cortex-A9 processors are compatible with other Cortex family processors and the popular ARM MPCore technology, thereby inheriting a rich ecosystem of OS/RTOS, middleware and applications to lower the costs associated with adopting a new processor.

The Cortex-A9 processors deliver highly scalable and power-efficient solutions by leveraging for the first time key microarchitectural advances. Utilizing a dynamic length, 8-stage superscalar, multi-issue pipeline with speculative out-of-order execution, it is capable of executing up to four instructions per cycle in devices clocked at more than 1GHz while also providing reductions in the cost and inefficiencies of today’s leading 8-stage processors.

ARM MPCore Technology
The widely-adopted ARM MPCore technology increases performance scalability and control over power consumption to exceed the performance of today’s comparable high-performance devices while remaining within the tight mobile power constraints. To date, ARM MPCore technology has been licensed by more than ten companies including NEC Electronics, NVIDIA, Renesas Technology and Sarnoff Corporation and has been in silicon production since 2005.

The Cortex-A9 MPCore multicore processor was developed to deliver the next generation of the MPCore technology to a breadth of new application markets by further optimizing and extending this technology. In addition, to simplify and broaden the adoption of multicore solutions, the Cortex-A9 MPCore processor supports system-level coherence with accelerators and DMA to further increase performance and reduce power consumption at the system level.

The Cortex-A9 single core processor was developed for simplified design migration and reduced time-to-market of high-performance, cost-sensitive applications such as feature phones and other low cost embedded devices. Each processor is available with ARM Advantage™ standard cells and memories for a traditional and convenient synthesizable flow and provides increased levels of power efficiency within a similar silicon cost and power budgets to the previous ARM11 family processors.

 “ARM continues to raise the bar in performance for mobile and battery operated applications with its Cortex family by introducing the ARM Cortex-A9 microprocessors,” said Mario Morales, Vice President, Semiconductors at market research firm IDC. “The new processor options include multicore support for the Cortex family, which we expect will help extend the range in performance and power to address requirements by OEMs for next generation devices in terms of scale and features. By focusing on system level performance and lower power, the ARM Cortex-A9 processors can support the growing demand for multicore architectures that are enabling converged services and devices.”

“ARM technology remains at the heart of breakthrough products designed to meet growing consumer requirements in a broad section of applications including smartphones, connected mobile computers and consumer electronics,” said Mike Inglis, EVP, Sales and Marketing, ARM. “In 2005 we introduced the highly successful Cortex-A8 processor which is being used by multiple Partners to support a diverse mix of innovative end products starting in 2007/8. In 2007, ARM takes a further step forward by introducing the Cortex-A9 processors. These will allow further innovation with efficient, cost-sensitive uniprocessor and high-performance multicore implementations for end equipment in the 2009/10 timeframe. This new technology enables ARM Partners to continue to maintain leadership in multiple application areas including the emerging connected mobile computing market”

CORTEX-A9 PROCESSOR BENEFITS
The Cortex-A9 processors are the first synthesizable ARM processors capable of delivering more than 8000 aggregate DMIPS for demanding high performance, consumer and enterprise applications while also providing a significant performance increase over today’s handsets when implemented within the very tight 250mW mobile power budget. For 2000 DMIPS of performance when designed in a TSMC 65 nanometer (nm) generic process the core logic costs less than 1.5 mm2 of silicon. This scalable performance from 2000-8000 DMIPs is 4-16x what is found in today’s high end phones or set top boxes and will allow end users to instantly view complex, multimedia enabled web pages and make the most of Web 2.0 applications, enjoy photorealistic graphics and gaming, open complex attachments quickly or edit media files.

The Cortex-A9 MPCore processor is the first ARM processor to combine the Cortex application class architecture with multiprocessing capabilities for scalable performance and provides enhanced multicore technology that includes:

Accelerator Coherence Port (ACP) for increased system performance and lower system power

Advanced Bus Interface Unit for low latency in high bandwidth devices

Multicore TrustZone® technology with interrupt virtualization to enable hardware based security and enhanced paravirtualization solutions

Generalized Interrupt Controller (GIC) for software portability and optimized multicore communication

During the development of the multicore benchmarking framework developed by the industry-led Embedded Microprocessor Benchmark Consortium (EEMBC), the Cortex-A9 MPCore multicore processor demonstrated near linear scalability in a variety of benchmarks, with additional processor units providing up to four times the performance of a comparable single core processor.

COMPLETE SYSTEM SOLUTION
Both ARM Cortex-A9 processors include the ARM application specific architecture extensions, including DSP and SIMD extensions and Jazelle®, TrustZone, and Intelligent Energy Manager (IEM™) technologies. In addition, ARM has developed a full range of supporting technology around the new processor to reduce design time and accelerate time-to-market. This complete system solution comprises:

Floating-Point Unit (FPU): The Cortex-A9 FPU provides high-performance single and double precision floating-point instructions.

Media Processing: The Cortex-A9 NEON Media Processing Engine (MPE) offers the performance and functionality of the Cortex-A9 FPU plus the ARM NEON advanced SIMD instruction set first introduced with the Cortex-A8 processor for accelerated media and signal processing functions.

Physical IP: Providing a wide range of standard cell libraries and memories required for low-power and high-performance implementations on a Cortex-A9 processor. The standard cells include power management kits that enable dynamic and leakage power saving techniques such as clock gating, multi-voltage islands and power gating. The memory compilers are also offered with advanced power-saving features.

Fabric IP: The Cortex-A9 processor is supported by a comprehensive set of PrimeCell® fabric IP components including a dynamic memory controller, a static memory controller, an AMBA® 3 AXI configurable interconnect and an optimized L2 Cache Controller to match the performance and throughput capability of the Cortex-A9 processors in high frequency designs.

Graphics Acceleration: the combination of ARM Mali™ graphics processing units with the Cortex-A9 processor will enable SoC Partners to create highly integrated system level solutions, bringing optimal size, performance and system bandwidth benefits.

System Design: The ARM RealView® SoC Designer tool provides rapid architectural optimization and performance analysis and enables early development of software drivers and timing critical code long before hardware is available. The RealView System Generator tool offers ultra-fast modeling capability for deployment of Cortex-A9 processor-based virtual platforms. Cycle based and programmers’ view models of the Cortex-A9 processor, for use in RealView tools, will be available in 2Q 2008.

Debug: The ARM CoreSight™ on-chip technology speeds complex debug and reduces time-to-market. The Program Trace Macrocell technology enables program-flow trace capabilities for full visibility into the processor’s instruction flow, and implements the ARMv7 architecture-compliant debug interface to enable tools standardization and higher debug performance. The CoreSight design kit for the Cortex-A9 processor extends the debug and trace capability to cover the entire system-on-chip including multiple ARM processors, DSPs, and intelligent peripherals.

Software Development: The ARM RealView Development Suite includes advanced code generation tools that deliver exceptional performance and unmatched code density for the Cortex-A9 processors. The tools also support vectorizing compilation for the NEON media and signal processing extensions, enabling developers to achieve product and project cost reductions through the elimination of separate DSPs. Cortex-A9 MPCore multicore processor debug including advanced cross triggering is supported by the RealView ICE and Trace products. The Cortex-A9 processor is also supported by a range of hardware development boards supporting system prototyping in FPGA and software development.

Availability
The ARM Cortex-A9 single core and ARM Cortex-A9 MPCore processors are available for licensing now along with supporting technology.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

 - ENDS -

ARM, TrustZone, RealView, PrimeCell, AMBA and Jazelle are registered trademarks of ARM Limited. Cortex, MPCore, ARM11, CoreSight, IEM, Advantage, AXI and NEON are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

CONTACT DETAILS:
ARM PRESS OFFICE: +44 208 996 4141

Alan Tringham ARM +44 1223 400947 alan.tringham@arm.com	Claudia Natalia ARM +1 408 548 3172 claudia.natalia@arm.com	Nandita Geerdink Text 100 + 1 415 593 8457 nanditag@text100.com

SILICON PARTNER QUOTES

NEC Electronics
“NEC Electronics has partnered with ARM for many years to bring numerous ARM7, ARM9, and ARM11 processor-based solutions to our customers, and we have been continuously impressed with ARM's ability to push the boundaries of this technology,” said Masao Fukuma, senior vice president, NEC Electronics. “In 2003 ARM and NEC Electronics established a strategic partnership to jointly develop the ARM11 MPCore processor, which has now been successfully implemented in some of NEC Electronics' most advanced performance and low power technology solutions, such as our new NaviEngine automotive multimedia SoC. We are excited to extend our collaboration with ARM to their new Cortex-A9 MPCore multicore processor, which will improve total processor performance while keeping designs simple, taking home, automotive multimedia and mobile applications to the next level.”

Samsung Electronics
“Over the years Samsung has been staying on the competitive edge in licensing from ARM the most advanced mobile technology on the market to support its customer base,” said Yiwan Wong, Vice President of Marketing, System LSI Division, Semiconductor Business, Samsung Electronics. “With the potential growth of the connected mobile computing marketing segment in sight, we believe that ARM’s new multiprocessing solution, the Cortex-A9 processors, will give us the advantage we need to stay ahead and designed-in the most cutting edge, trend setting devices on the market.  We expect the flexibility and low power of ARM’s Cortex-A9 MPCore processor to enable new devices to truly deliver a superior, always-on, mobile computing experience.”

NVIDIA
"The mobile phone is rapidly becoming our most personal computer," said Michael Rayfield, general manager of NVIDIA's mobile business. "Utilizing ARM's Cortex-A9 multi-core processor technology, we will deliver innovative and feature-rich, low-power applications processors that demonstrate the company's passion for driving this mobile computing revolution."

STMicroelectronics
The ARM Cortex-A9 processor has been selected by ST to be included in its extensive mobile technology portfolio and to be deployed in a wide range of personal multimedia products. “The next wave of mobile phones and portable multimedia devices will continue to extend the end-user experience through exciting new features that demand superior processing power to manage media such as web content, mobile games, video-on-the-go, map services and digital-still-camera-class imaging,” said Jyrki Hannikainen, Application Processor Division general manager, STMicroelectronics. “By combining the ARM Cortex-

A9 processor with ST’s leading-edge mobile multimedia platform, ST will continue to deliver compelling high-performance and low-power chipsets and platforms to the market.”

Texas Instruments
“TI is pleased to announce licensing of ARM's new Cortex-A9 processors, extending our 15 year relationship as a lead partner with ARM. As the market advances, there will be a need for a higher-performance, synthesizable core, as well as a multiprocessing option that delivers scalability of performance and power – all critical factors for TI and our customers," said Mark Denissen, Vice President, Strategic Marketing, Texas Instruments. "TI uses multi-core technology today to meet performance demands of new devices and with the introduction of Cortex-A9 MPCore continues to advance this roadmap.  ARM’s newest technology coupled with TI’s multi-core expertise will give our customers access to the right tools to innovate and deliver exciting new products for a variety of markets."

THIRD PARTY QUOTES

Cadence
“The advent of the new ARM Cortex-A9 processor is a significant milestone in the world of embedded computing,” said Mike McAweeney, vice president, Product Marketing at Cadence. “We welcome the opportunity to continue our multi-year collaboration with ARM and will extend implementation and verification support for the new processor for the benefit of our mutual customers in the near future, just as we have for the complete range of current ARM processors.”

eSol
“The Cortex-A9 processor will bring a high-performance solution to leading edge consumer, car multimedia, networking and mobile devices”, said Masaki Gondo, Engineering Director and RTOS architect at eSOL. “In its eT-Kernel and eBinder products, eSOL already supports blended multiprocessing on ARM's ARM11 MPCore processor, and will be extending this support to the Cortex-A9 processors”.

Express Logic, Inc.
“The ARM Cortex-A9 adds another high-performance scalable processor to ARM's multiprocessing portfolio for consumer devices,” said William E Lamie, CEO and President, Express Logic, Inc. “Our ThreadX RTOS, which is deployed in over 500 million devices, continues to provide system designers with a cost-effective solution to harness compute power throughout the entire ARM processor range.”

Green Hills Software
“ARM's Cortex-A9 multicore, superscalar processor will deliver the high performance demanded by the users of today's consumer electronic devices,” said David Kleidermacher, CTO, Green Hills Software. “We are working closely with ARM to bring Green Hills INTEGRITY RTOS and Multi development tools to the Cortex family of processors to reduce time-to-market for system designers creating ARM processor-based devices.”

Lauterbach Datentechnik
“ARM's superscalar, out-of-order solution for high-end consumer devices will bring previously unattainable performance to the end-user”, said Stephan Lauterbach, General Manager, Lauterbach Datentechnik. “We have worked closely with ARM to ensure that we can offer developers our PowerDebug and PowerTrace development tools for use with ARM's CoreSight debug technology and Cortex-A9 multiprocessor, to meet their design needs.”

Magma
 “Implementing a high-performance ARM® multicore processor such as the Cortex™-A9 requires a fully integrated RTL-to-GDSII implementation reference methodology (iRM) where power, performance and area are addressed through tight integration of optimization and analysis,” said Kam Kittrell, general manager and vice president of Magma’s® Design Implementation Business Unit. “ARM and Magma have partnered over the years in delivering advanced iRMs for several ARM processors at leading SoC manufacturers. With the Cortex-A9 processor release, ARM has truly pushed the envelope for multicore processing, signifying a key milestone in the world of embedded computing. The Cortex-A9’s unprecedented performance and power management, combined with Magma’s proven iRM expertise with the Cortex and ARM11™ MPCore™ processor families, provides our mutual customers a clear advantage as they bring the latest wireless, hand-held multimedia and automotive products to market. Magma’s commitment to supporting the Cortex-A9 is further highlighted by our co-development of the next-generation Talus® IC implementation platform-based iRM, which will provide fundamental design advances that drastically accelerate the design cycle.”

Mentor Graphics
“ARM's Cortex-A9 scalable multicore processor addresses the need for consumer devices operating at ever-increasing performance levels while minimizing power consumption,” said Neil Henderson, General Manager, Embedded Systems Division, Mentor Graphics.” “Mentor is working closely with ARM to ensure that Nucleus OS licensees can fully exploit the advantages of the ARM Cortex processor family, to help them bring their products to market more quickly.”

MontaVista Software
“Millions of mobile devices around the world today are powered by ARM and MontaVista,” commented Jim Ready, CTO and founder of MontaVista Software. “We support multiprocessor platforms today, and are committed to supporting ARMv7 and the Cortex series of intelligent processors. With MontaVista Linux, the Cortex-A9 will open the door to new possibilities for Linux-based phone handsets and other mobile devices.”

QNX Software Systems
“As a leading supplier of embedded operating systems and tools for multicore processors, QNX welcomes ARM's launch of its latest scalable multicore technology.” said Linda Campbell, director of strategic alliances, QNX Software Systems. “This announcement confirms ARM's leadership in bringing the value of multicore to the embedded market.”

Symbian
 “Symbian OS and the ARM Cortex-A9 will enable the delivery of advanced, always-on multimedia use cases, while respecting the power and memory constraints of mobile devices,” said Jørgen Behrens, executive vice president, marketing, Symbian. “Symbian and ARM work in close collaboration to deliver high performance converged mobile devices and our shared common history has seen Symbian OS scale across all ARM processor architectures. The multiprocessor variants of Cortex-A9 will bring even greater performance and power efficiency to Symbian smartphones, through the use of Symmetric Multi-Processing (SMP).”

Synopsys
“Next-generation connected mobile devices require higher processing performance combined with ultra-low power consumption,” said John Chilton, senior VP, Marketing and Strategic Development at Synopsys. “To enable our mutual customers using the Cortex-A9 processor to address their design goals, Synopsys and ARM are collaborating to deploy the latest Synopsys Galaxy™ Design Platform implementation technologies, including Design Compiler® Ultra Topographical technology and IC Compiler place-and-route solution, together with the advanced power management techniques documented in the ARM-Synopsys authored “Low Power Methodology Manual.” By combining this with the multiprocessor implementation experience we gained together in creating our implementation Reference Methodology (iRM) for the ARM11 MPCore processor, the new ARM-Synopsys Cortex-A9 iRM will help provide the most predictable, lowest risk implementation solution for Cortex-A9 processor based SoCs.”

Item 4

04 October 2007

ANYKA Licenses ARM Technology Solution For Mobile Multimedia Applications

ARM926EJ-S Processor and Sage-HS Physical IP license strengthens relationship

SHENZHEN, CHINA AND CAMBRIDGE, UK – Oct.  4, 2007 – Anyka Technologies Corporation (“Anyka”), a pioneer in mobile multimedia application processors, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that Anyka has extended its relationship with ARM with a full license for the ARM926EJ-S™ processor, plus the ARM® Sage-HS™ high-speed physical IP library.

Anyka had previously licensed the ARM926EJ-S processor through the ARM Foundry Program in 2006 for use in their entry-level mobile multimedia application processors. To broaden their ARM technology-based product offering, Anyka has  chosen the ARM926EJ-S processor with Sage-HS standard cell-based implementation to address the Window Mobiles-based smart phone application processor segment.

“As we looked to expand our product line to meet the growing demand for complex media-rich applications, the ARM architecture and portfolio of complementary technology provided the obvious solution,” said Dr. Norman Hu, CEO of Anyka “Our close working relationship with ARM has enabled us to create a broad product line based upon a single ARM technology-based multimedia platform.”

“Unlike some processor IP vendors, ARM is able to provide complete technology solutions from processors and optimized physical IP to application software and development tools,” said Jun Tan, president of ARM China. “ARM is committed to helping Partners such as Anyka to develop world-class SoC products, as the provider of technology that lies at the heart of the consumers’ digital world.”

Today’s customers expect their mobile phones and portable devices to provide high quality multimedia infotainment, combined with long battery life. At the same time, mobile operators and content providers are demanding end-devices that incorporate enhanced multimedia functionalities, so that they can offer new services and content for future revenue growth. The ARM926EJ-S processor features a 16-bit fixed point DSP instruction set and supports ARM Jazelle® technology, which enables developers to build in the capability to run high-performance multimedia applications much faster, with minimal power consumption at lower price points.

The ARM926EJ-S processor supports all major operating systems including Symbian OS, Windows CE and Linux, which makes it an ideal choice for communications and multimedia applications. The ARM926EJ-S processor is a single-chip MCU, DSP and Java solution that can greatly benefit engineers by reducing development costs and shortening development cycles.

The ARM Artisan® SAGE-HS Library has a rich set of almost 600 cells and more than 150 functions and can offer up to 30 percent speed improvement, making it ideal for high-performance multimedia applications. The library includes simulation models for industry-leading timing, synthesis, power, place-and-route and DFT tools.

About Anyka
Anyka Technologies Corporation (“Anyka”) is a fabless design house, which was founded in Silicon Valley by a group of industrial veterans. With years of experience and vision into the industrial mega trend of the mobile communication, Anyka has developed to be one of the pioneers in mobile multimedia area. It is one of the major vendors of mobile multimedia application processor. Anyka attracts a group of world-class R&D engineers. And most of its partners and customers are leaders in the mobile communication industry. Presently Anyka, along together with cellular phone makers, network equipment providers, mobile operators, and content providers, are pushing out next generation solutions of mobile multimedia products. More information on Anyka is available at http://www.anyka.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. ARM926EJ-S is a trademarks of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

CONTACT DETAILS:
ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran Text 100 +44 208 846 0727 londonarm@text100.co.uk	Alan Tringham ARM +44 1223 400947 alan.tringham@arm.com	Claudia Natalia ARM +1 408 548 3172 claudia.natalia@arm.com

Item 5

10 October 2007

ARM SecurCore Foundry Program Provides Access To 32-bit Smart Card IP

TMC, HED and HHNEC are first partners to support new foundry program specifically targeted at secure applications

CAMBRIDGE, UK – Oct. 10, 2007 - ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced the launch of the new ARM® SecurCore™ Foundry Program, with fabless design houses TMC and HED, and pure-play foundry HHNEC, as the first Partners to enlist in the Program. This initiative enables fabless design companies to license the ARM SecurCore SC100™ processor technology, optimized for smart card and secure applications, and have their designs manufactured with the support of accredited foundries.

The strict market requirements in major smart card segments such as SIM, conditional access, multimedia and identification applications, are driving the demand for low-power 32-bit RISC microprocessing technology. According to market experts at IMS Research, by 2010 more than six billion smart cards will be in use worldwide with 50 per cent of those deployed in Asia, and around 3.5 billion will be sold each year. In addition IMS Research predicts that the market to 2010 will be increasingly driven by the Asia Pacific region with the need to install more secure, complex applications on smart cards, increasingly supported by local suppliers.

“We are seeing a strong demand from our Partners, particularly in China, for ARM solutions targeting the next generation 32-bit smart card market,” said Jun Tan, president, ARM China. “Our Partners are aggressively seeking significant design enhancements for their secure applications, and through the newly established SecurCore Foundry Program, and member companies such as TMC, HED and HHNEC, we are now able to provide our Partners around the world with IP targeted to the smart card industry.”

The new ARM SecurCore Foundry Program, an adaptation of the well established Processor Foundry Program, is an authorized foundry ecosystem for cost-effective smart card and secure IC applications. The Program extends ARM’s Partnership with fabless design companies and foundries by expanding the availability and supply of 32-bit smart cards.

“The challenges of meeting the security demands of smart card mandates can be very high,” said Dr. Xu Lei, CTO, TMC. “Through ARM’s new innovative program, we will be able to meet the strict market requirements for designs more easily with the backing of leading foundries such as HHNEC.”

“The ARM SecurCore processor is widely recognised as the leading 32-bit solution for smart card solutions,” said Mr. Shiping Jiang, Deputy General Manager, HED. “We licensed the ARM922T™ processor through the ARM Processor Foundry Program in 2005 and we are pleased to extend our Partnership with ARM in 32-bit smart card applications through this SecurCore Foundry program.”

“ARM processors have been in high demand among our customers, and we are delighted to expand our relationship with ARM to enable more widespread use of SecurCore smart card technology,” said Dr. Leiping Lai, VP and CMO of HHNEC. “The Partnership with ARM, TMC and HED will enable us to provide HHNEC customers with ARM SecurCore processors for faster and more secure applications, enabling us to offer a more comprehensive range of secure functionality.”

Members of the ARM SecurCore Foundry Program will gain access to secure processor designs from ARM. Through the program, fabless design companies will receive the SecurCore design kit with manufacturing enabled through approved foundries. This success-based model ensures the secure details of the design remain solely within the design company and allows innovation through lower barriers to entry.

Following the recent agreement between ARM and Embest (see: ARM Invests in Embest to Underline Support for the Chinese Embedded System Design Community, September 5, 2007) members of the SecurCore Foundry Program in China can now also benefit from direct access to the ARM RealView® Microcontroller Development Kit which is ideal for developing the firmware that will run on smart cards. In addition, members will gain access to ARM Artisan® Physical IP solutions which will provide members with ultra low-cost, and low-power implementation via the Metro™ low-power platform – comprehensive IP designed specifically for performance-oriented, portable electronic devices.

About the ARM Foundry Program
The ARM Foundry Program is an innovative business model that enables fabless semiconductor companies in emerging markets to gain access to ARM processor technology for use in the design and manufacture of advanced system-on-chip (SoC) solutions.

The Program offers a flexible partnership model that accelerates the time-to-market for ARM processor-based designs and enables OEMs, which do not have access to fabrication facilities, to work directly with an approved ARM semiconductor foundry. Unlike a traditional ARM license, where a licensee gains both manufacturing and design rights, the ARM Foundry Program builds a three-way partnership between ARM, an approved silicon foundry, and a fabless semiconductor companies.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. SecurCore, SC100 and Metro are trademarks of ARM Limited.  Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

CONTACT DETAILS:
ARM PRESS OFFICE: +44 208 996 4141

Alan Tringham ARM +44 1223 400947 alan.tringham@arm.com	Claudia Natalia ARM +1 408 548 3172 claudia.natalia@arm.com	Nandita Geerdink Text 100 + 1 415 593 8457 nanditag@text100.com

Item 6

15 October 2007

ARM Works With Intel to Deliver Increased System Protection for Flash Memory Devices

Intel authenticated Flash memory and ARM TrustZone technology security capabilities improve embedded system performance and drive SoC cost savings

CAMBRIDGE, UK – Oct. 15, 2007 - ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that the Flash Memory Group at Intel Corporation, a member of the ARM® Connected Community®, has endorsed ARM TrustZone® technology as a trusted security solution to complement the features of its Intel Authenticated Flash technology. The combination of the ARM TrustZone technology from the ARM1176-JZ™, Cortex™-A8 and Cortex™-A9 applications processors with Intel Authenticated Flash memory offers a comprehensive, reliable approach to delivering a trusted environment, specifically targeted at securing consumer products such as mobile phones, PDAs and set-top boxes, as well as other products running open operating systems such as Symbian, Linux and Windows CE.

“The need for security protection of wireless applications represents a significant issue for the embedded world,” said Jim McGregor, principal analyst and research director, Enabling Technologies Group, In-Stat. “With complementary technologies from players like ARM and Intel, In-Stat believes the industry is heading in a positive direction to address the issues of security while enhancing the core technology for these applications.”

The need to improve security is being driven by the costs associated with the failure of embedded systems to secure critical data and applications such as payment services. With the spread of wireless systems, particularly in mobile phones, as well as the exponential growth in the connectivity of devices, the natural concern is to address security as a system level concern, where Flash memory chips play an important role.

“The security of consumer and wireless devices is coming under greater scrutiny. With increasing threats of mobile fraud, content hacking and virus attacks, operators and businesses are at risk of losing significant revenue opportunities. We are enabling system security by integrating protective measures into the heart of our processors and providing secure software to complement the efforts of our Partners,” said Tiago Alves, security solutions manager, ARM. “The alignment of Intel’s Authenticated Flash technology with ARM security solutions provides developers with the increased flexibility and assurance needed to bring secure applications to market more effectively.  The value of the ARM Architecture in complementing and powering the Flash memory segment becomes more evident and we expect to see much more happening in this space in the near future”

The ARM TrustZone security architecture addresses this issue by offering trusted execution of code and hardware isolation, enabling the protection of on- and off-chip memory and peripherals from a range of software and hardware attacks. The Intel Authenticated Flash memory also provides trusted computing by supplying optimized hardware memory protection that can prevent unauthorized modifications to Flash memory content. When combined, the two complementary technologies offer OEMs, carriers and end users a highly protected system architecture that provides the interoperability and software compatibility needed in a complete security system, thereby reducing system-on-chip costs by managing the complexity of custom hardware security outside the CPU.

ARM TrustZone technology is a complementary solution to the Intel Authenticated Flash memory in that it provides an extra level of trust, including protected decryption of messaging and verification of code authenticity.

Availability
First introduced in the ARM1176JZ-S processor, the ARM TrustZone architecture extensions are present in all subsequent applications processors from ARM. The TrustZone framework can also be extended for ARM7™ and ARM9™ family processors through a combination of customized hardware and the TrustZone software. Intel Authenticated Flash memory can also be used in these platforms and is an effective solution for adding hardware integrity protection. ARM TrustZone technology is available for licensing now from ARM and consists of TrustZone technology-enabled ARM processors, TrustZone technology-aware ARM fabric IP and the TrustZone Software.

ARM Security Solutions and Intel Authenticated Flash white paper describing the solution is available here.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM and TrustZone are registered trademarks of ARM Limited. ARM1176-JZ, ARM1176JZ-S, ARM7, ARM9 and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

CONTACT DETAILS:
ARM PRESS OFFICE: +44 208 996 4141
Nandita Geerdink	Lorna Basey	Claudia Natalia
Text 100	ARM	ARM
+1 415 593 8457	+44 1223 400835	+1 408 548 3172
nanditag@text100.com	lorna.basey@arm.com	claudia.natalia@arm.com

Item 7

31 October 2007

INDILINX Partners with ARM for Solid State Solution

ARM7TDMI-S processor is strong competitor in the Solid State Disk market

SEOUL, KOREA AND CAMBRIDGE, UK – Oct. 31, 2007 – INDILINX Co. Ltd, a leader in the flash memory application industry, and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that INDILINX has signed a licensing agreement for the ARM7TDMI-S® processor to develop a Solid State Disk (SSD) solution using NAND flash. INDILINX has licensed the processor to take advantage of the reduced time-to-market of SSD solutions with lower power, enhanced reliability and faster data transmission features for consumers, by providing its customers with more reliable flash disk controllers. The agreement marks the first ARM® license in this market area.

“Our new relationship with INDILINX marks a milestone licensing agreement in the SSD market, where demand is especially strong for enhanced reliability and faster data transmission speeds,” said Sam Kim, president of ARM Korea. “INDILINX chose the ARM7TDMI-S processor over other low-cost processors in order to benefit from ARM’s advanced technology and extensive ecosystem.”

“The ARM7TDMI-S processor is a proven and reliable solution that ensures support for various types of low power, reliable and high speed flash memory such as Single Level Cells (SLCs) and Multi Level Cells (MLCs),” said Hyeon-mo Jung, Director at INDILINX. “ARM is the only integrated solution provider capable of providing a full range of solutions to the flash disk controller market, including industry-leading software tools, assessment hardware and the ARM7TDMI-S processor.”

About INDILINX
INDILINX specializes in flash memory applications, and is an emerging leader in the fast-growing SSD market. Established in Bundang, South Korea in 2006, the company has introduced controller chips and solutions, key components used for SSDs optimized for high-end storage servers. Its product line-up also includes security software solutions used for flash memory cards. For more information on INDILINX, visit http://www.indilinx.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM7TDMI-S are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

CONTACT DETAILS:
ARM Korea	Kris Hong (+82 31-712-8234 / +82 10-9789-8946)
Text 100 Sunny	Elliot Kim (+82 2-587-3308 / +82 10-2337-0434)
Kristin Choi (+82 2-587-3308 / +82 10-4846-1048)